Exhibit E

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Conversus StepStone Private Markets

December 16, 2022

Dear Shareholder:

Conversus StepStone Private Markets (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on October 21, 2022 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of October 21, 2022) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

This letter is intended to notify you that you will receive a payment in an amount equal to the value of all or some of your repurchased Shares based on the net asset value of the Fund as of December 31, 2022, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment due under the Note will be wire-transferred as soon as possible following December 31, 2022, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the Fund’s investments.

You remain a Shareholder of the Fund with respect to any of the Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (866) 704-0897, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Sincerely,

Conversus StepStone Private Markets

Enclosure

Note: StepStone Conversus LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

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